SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 26 June, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------















June 26, 2007

                     BP, ABF AND DUPONT UNVEIL $400 MILLION
                           INVESTMENT IN UK BIOFUELS

The wide spread availability of biofuels in the UK took a major step forward today as BP, Associated British Foods (ABF) and DuPont announced major investment plans, totalling around $400 million, for the construction of a world scale bioethanol plant alongside a high technology demonstration plant to advance development work on the next generation of biofuels.

The bioethanol plant, in which BP and ABF subsidiary British Sugar would each hold 45 per cent with DuPont owning the remaining 10 per cent, will be built on BP's existing chemicals site at Saltend, Hull. Due to be commissioned in late 2009, it will have an annual production capacity of some 420 million litres from wheat feedstock.

Although initial production would be bioethanol, the partners will look at the feasibility of converting it to biobutanol once the required technology is available.

"We are delighted to be announcing, subject to the necessary approvals, the construction of a world scale bioethanol plant in Hull with our partners ABF and DuPont to enable petrol biocomponents to be available to meet the 2010 Renewable Transport Fuel Obligation," said Iain Conn, chief executive officer of BP's refining and marketing business. "In addition we have also selected Hull as the preferred location for a planned biobutanol demonstration plant as laboratory research work on the production of this first advanced biofuel that we and partners DuPont will bring to market is progressing well."

Discussions are currently underway to explore strategic partnerships with grain trading business Frontier Agriculture for the supply of locally grown wheat feedstocks and with co-product marketing company AB Agri in relation to DDGS, a byproduct of bioethanol manufacture. It is expected that formal agreements would be finalised after regulatory approvals are obtained.

"We are delighted that this exciting new project has achieved this important milestone, and are confident that construction work will commence early next year after the required regulatory approvals are obtained," said Mark Carr, CEO of British Sugar. "Front end engineering and design work will commence immediately with Aker Kvaerner leading the project and their joint venture partner Praj providing the technology expertise."

Although the plant will be built from scratch, it will have access to the existing infrastructure at the BP site for essential supporting services. Once operational it will provide around 70 new full-time posts in addition to the employment opportunities generated by the construction phase.

The BP site in Hull has also been selected as the preferred location for a planned biobutanol demonstration plant, funded and owned equally by BP and DuPont which could produce around 20,000 litres of biobutanol a year from a wide variety of feedstocks.

"Over the last year, we have accelerated the commercial development of biobutanol," said John Ranieri, head of DuPont Biofuels. "The demonstration facility, which will begin operation in early 2009, will develop the processing parameters and further advance the commercial deployment of our new technology. At the same time, the growing market demand for biofuels is significant. We are concurrently investing in the Hull bioethanol facility with the intention to increase that investment once biobutanol process technology development is completed and conversion feasibility is validated."

To begin market development of biobutanol, BP and DuPont are also establishing initial introduction plans for biobutanol in the UK. The companies will import small quantities of biobutanol, sourced from an existing first generation manufacturing facility in China. The first product is expected to arrive by the end of the year and will be used to carry out infrastructure and advanced vehicle testing.

This testing will build upon initial laboratory engine tests using conventional butanol which indicated that butanol has similar fuel performance properties to unleaded petrol. In addition, work will be undertaken to gather comprehensive data on the environmental footprint and sustainability of this next generation fuel.

"The three initiatives we have announced today represent a significant first step in delivering BP's strategy for biofuels," commented Phil New, head of BP Biofuels. "As a UK based company, BP is delighted to be the first energy company to commit significant resources to building this important market of the future in the UK, and at the same time, bring a new product of global relevance closer to reality."

Notes to Editors:

- An electronic press kit, including downloadable images, is available at http://www.launchgroup.co.uk/epk/bpbiofuels/

- Transport accounts for around 21 per cent of all carbon dioxide emissions.

- The Renewable Transport Fuel Obligation (RTFO) requires 5 per cent of UK transport fuel to come from biofuels by 2010.

- BP and DuPont announced the creation of a partnership to develop, produce and market a next generation of biofuels in June 2006. The partnership leverages DuPont's world-class biotechnology and bio-manufacturing capabilities with BP's fuels technology expertise and market knowledge.

- Biobutanol has a low vapour pressure and its tolerance to water contamination in gasoline blends facilitate its use in existing gasoline supply and distribution channels. It has the potential to be blended into gasoline at larger concentrations than existing biofuels without the need to retrofit vehicles and it offers better fuel economy than gasoline-ethanol blends, improving a car's fuel efficiency and mileage.

- BP is already a leading player in the biofuels market, accounting for around 10 per cent globally, blending and distributing 800 million gallons of ethanol in 2006.

- BP is funding a $9.4 million project in India to demonstrate the feasibility of producing biodiesel from jatropha curcas.

- BP's Bulwer Refinery in Queensland, Australia will produce around 110 million litres of biodiesel a year from tallow feedstock.

Further information:

BP Press Office, London, tel: +44 (0)207 496 4076
Associated British Foods, London, tel: +44 (0)207 399 6500
DuPont Press Office, USA, tel: +1 302 774 7447


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 26 June, 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary